February 27, 2014

John Grzeskiewicz

Senior Counsel

Office of Disclosure Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Northern Lights Fund Trust – Navigator Tactical Fixed Income Fund

Dear Mr. Grzeskiewicz:

On December 13, 2013, Northern Lights Fund Trust (the "Registrant" or the “Trust”), on behalf of the Navigator Fixed Income Total Return Fund (the "Fund"), a new series of the Registrant, filed Post-Effective Amendment No. 569 to its Registration Statement under the Securities Act of 1933 on Form N-1A to add this new series to the Trust (the “Registration Statement”).  You provided the following comments on January 28, 2014 to the Registration Statement by phone to Emily Little.

Below is a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  Please note Registrant has changed the name of the Fund to Navigator Tactical Fixed Income Fund, which will be reflected in the 485(b) filing.

PROSPECTUS:

Comment 1.

If the Fund will not charge a Redemption Fee, consider deleting that line of the Fee Table.

Response.   Upon review, Registrant has elected to keep the Redemption Fee line in the Fee Table so as to affirmatively inform shareholders of the absence of such a fee.

Comment 2.

A footnote to the Fee Table refers to a fee waiver and expense reimbursement agreement.  Please confirm that the Fund will include this agreement as an exhibit to the registration statement and disclose that the agreement will remain in effect for at least one year from the effective date of the registration statement.  See Instruction 3(e) to Item 3 of Form N-1A.

Response.  Registrant confirms that a copy of the operating expense limitation agreement will be filed, and that it will be in effect for at least one year from the effective date of the Fund.

Comment 3.

Please confirm that the “Distribution and Service (12b-1) Fee” reflected in the Fee Table under “Annual Fund Operating Expenses” includes fees for both distribution and shareholder servicing.  If both services are not included in that fee, please revise the reference in the Fee Table to reflect the nature of the fee.

Response.   Registrant confirms that the amounts reflected with respect to the “Distribution and Service (12b-1) Fee” includes both distribution and shareholder servicing.

Comment 4.  The “Principal Investment Strategies” section of the Prospectus discloses, in relevant part, that the Fund “is designed to deliver excess alpha over a full market cycle.” (emphasis added).  Please briefly explain what is meant by “alpha” or revise the strategy description to explain the design in a different way.  Consider elaborating on this concept in the Item 9 “Principal Investment Strategies” section, and attempt to render the concept of “alpha” into plain English.  Based on the relatively low minimum investment required for entry into the Fund, Registrant should not assume that an investor would be sophisticated and understand these concepts.

Response.

Registrant has removed this sentence from the Prospectus.

Comment 5.

In the “Principal Investment Strategies” section of the Prospectus, the Fund’s 80% investment policy is described.  It is noted that the Fund will meet its 80% investment policy through investments in “both long and short positions in fixed income securities.”  Please explain how the 80% investment policy will work if the Adviser includes both long and short positions in the calculation.  How will the Adviser achieve 80% fixed income securities if short positions are included?

Response.  The disclosure has been revised:

“In seeking to achieve its investment objective, the Fund will invest, under normal circumstances, at least 80% of its  assets, defined as net assets plus any borrowings for investment purposes,  in long and/or short positions in fixed income securities ("80% investment policy")…”

Comment 6.

In the “Principal Investment Strategies” section of the Prospectus, the Fund’s 80% investment policy is described.  Please disclose supplementally how the Fund will measure fixed income securities for the purpose of the 80% investment policy under Rule 35d-1.  Please note, the Fund should not use the notional value for the purposes of this measurement.

Response.  All instruments are measured at fair market value, regardless of whether they are long or short for purposes of the 80% investment policy.

Comment 7.

In the “Principal Investment Strategies” section of the Prospectus, reference is made to the Fund’s investments in credit default swaps (“CDS”) and credit default swap indexes (“CDX”).  With respect to CDS, will the Fund purchase CDS only, or will it also write CDS?  If the Fund will write CDS, please confirm supplementally that it will cover with full notional value.  Will the Fund invest in total return swaps, or any other types of swaps in addition to CDS, or are investments in CDS and CDX the focus of the Fund’s swap investment?

Response.

The Fund may purchase or write both CDS and total return swaps.  The Principal Investment Strategy has been revised accordingly:

“The Fund may also purchase or write (sell)  credit default swaps (“CDS”) or credit default swap indexes ("CDX"), which are credit derivatives used to hedge credit risk and/or take a position on a basket of credit entities.  Unlike a credit default swap, which is an over the counter derivative, a CDX is a completely standardized credit security.  This means that it may be more liquid than a credit default swap, and it may be cheaper to hedge the Fund's portfolio with a CDX than it would be to buy many single name credit default swaps to achieve a similar effect.   The Fund may also purchase or sell total return swaps or invest in inverse ETFs to hedge its long positions.”

Comment 8.

The “Principal Investment Strategies” section of the Prospectus discloses, in relevant part, that “the Fund’s strategy is primarily driven by a relative strength analysis of fixed income securities” (emphasis added).  Please explain what is meant by a “relative strength analysis” or revise the strategy description to explain this concept in a different way.  Consider elaborating on this concept in the Item 9 “Principal Investment Strategies” section, and attempt to render the concept of “relative strength analysis” into plain English.  Based on the relatively low minimum investment required for entry into the Fund, Registrant should not assume that an investor would be sophisticated and understand these concepts.

Response.

The requested revisions have been made:

“The Fund's strategy is primarily driven by a modeling process which measures the relative strength  or momentum of various fixed income assets classes against one another.  Using this momentum-based strategy, the Fund will tactically shift its holdings and asset allocations accordingly...”

Comment 9.

“Credit Default Swap Risk” is listed as a “Principal Investment Risk” of the Fund.  Please amplify the Item 4 risk disclosure to further explain the risks associated with CDS.

Response.

Registrant has revised the disclosure as follows:

“Credit Default Swap Risk:  Credit default swaps ("CDS"), a type of derivative instrument, involve special risks and may result in losses to the Fund.  CDS are typically two-party financial contracts that transfer credit exposure between the two parties.  Under a typical CDS, one party (the "seller") receives pre-determined periodic payments from the other party (the "buyer").  The seller agrees to make compensating specific payments to the buyer if a negative credit event occurs, such as the bankruptcy or default by the issuer of the underlying debt instrument. The use of CDS involves investment techniques and risks different from those associated with ordinary portfolio security transactions, such as potentially heightened counterparty, concentration and exposure risks.  CDS may in some cases be illiquid, and they increase credit risk since the Fund has exposure to the issuer of the referenced obligation and either the counterparty to the credit default swap or, if it is a cleared transaction, the brokerage firm through which the trade was cleared and the clearing organization that is the counterparty to that trade. In addition, for cleared trades, the brokerage firm would impose margin requirements and would be able to require termination of those trades in certain circumstances. Certain CDS will be required to be traded on a regulated execution facility or contract market that makes them available for trading. The transition to trading these swaps on such a facility or contract market may not result in swaps being easier to trade or value and may present certain execution risks if such a facility or contract market does not operate properly. Swaps may be difficult to unwind or terminate.”

Comment 10.  “CDX Risk” is listed as a “Principal Investment Risk” of the Fund.  Please briefly describe concentration risk and counterparty risk as referenced in the disclosure, and briefly describe any risks that are peculiar to CDX, and not CDS.

Response.

Registrant has revised the disclosures relating to CDX risk accordingly:

on page 5 of the prospectus:

“CDX Risk – A CDX is subject to the risks of the underlying credit default swap obligations, which include risks such as concentration risk and counterparty risk. Concentration risk refers to the certain large institutional buyers may take large positions in credit default swaps, and the failure of such a buyer could materially adversely affect the credit default swap market as a whole.  Counterparty risk refers to the risk that the counterparty to the swap will default on its obligation to pay.”

on page 11:

“CDX Risk – A CDX is subject to the risks of the underlying credit default swap obligations, which include risks such as concentration risk and counterparty risk, and operational risk.  Concentration risk refers to the certain large institutional buyers may take large positions in credit default swaps, and the failure of such a buyer could materially adversely affect the credit default swap market as a whole.  Counterparty risk refers to the risk that the counterparty to the swap will default on its obligation to pay.   Certain index-based credit default swaps are structured in tranches, whereby junior tranches assume greater default risk than senior tranches. Once fully implemented, new regulations may make swaps more costly, may limit their availability, or may otherwise adversely affect the value or performance of these instruments. The extent and impact of these regulations are not yet fully known and may not be for some time.”

Comment 11.  The Fund’s Item 4 “Derivatives Risk” disclosure is too generalized.  Please review the Fund's Principal Investment Risks disclosures, and amplify the disclosures as necessary to ensure that the Fund Prospectus accurately and specifically describes the Fund's use of derivatives and their risks.  In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.  Please be sure any disclosures relating to derivatives address only those types of derivatives that the Fund may use as part of its principal investment strategy.

Response.  Registrant has reviewed the prospectus and modified its derivatives-related risk disclosures after consideration of the Barry Miller letter.  Registrant believes the revised disclosure is consistent with the principles outlined in the Division of Investment Management's observations on derivatives-related disclosure in the letter.

Comment 12.

    Under the heading “Investment Objective” in the Item 9, it is disclosed that the Fund’s objective and 80% investment policy may be changed without shareholder approval.  Because the 80% investment policy is tied to the Fund’s name pursuant to Rule 35d-1, please confirm supplementally, that the Fund’s name may similarly be changed without shareholder approval.

Response.   Registrant confirms that the Fund’s name may be changed by the Trust’s Board of Directors without shareholder approval upon 60 days written notice to shareholders.

Comment 13.

  In the “Principal Investment Strategies” section, reference is made to the Fund’s investment in CDX.  Are these indices customized or standard?  Are they available for purchase through an exchange or only available through “over the counter” transactions?

Response.  The CDX investments may be purchased through an exchange, or in an over the counter transaction.  The disclosure has been revised:

“The Fund may also invest in credit default swap indexes ("CDX"), a credit derivative used to hedge credit risk and/or take a position on a basket of credit entities.  Unlike a credit default swap, which is an over the counter derivative, a CDX may be exchange traded, or sold over the counter.  Each CDX is designed to track a basket of credit entities, which may be standard or customized.  This means that it may be more liquid than a credit default swap, and it may be cheaper to hedge the Fund's portfolio with a CDX than it would be to buy many single name credit default swaps to achieve a similar effect.”

Comment 14.

  In the Item 9 “Principal Investment Risks” section, reference is made to “ETF Inverse Risk.”  Inverse ETFs are not referenced in the Fund’s investment policies or strategy.  Please review and consider if this is an appropriate risk for the Fund.  If Registrant determines that the Fund will not invest in inverse ETFs, please remove this risk disclosure.  If the Fund intends to invest in inverse ETFs, please revise the Principal Investment Strategies sections accordingly.

Response.  The Principal Investment Strategies section has been revised to include:

“The Fund may invest in underlying funds including mutual funds, exchange traded funds ("ETFs") and inverse ETFs (collectively, "Underlying Funds").”

“The Fund may also purchase or sell total return swaps or invest in inverse ETFs to hedge its long positions.”

Comment 15.

 Under the heading “Investment Adviser” in the Management section of the Prospectus, please disclose the number of mutual funds advised by the Adviser and how long it has been advising mutual funds.

Response.

Registrant has revised the disclosure as follows:

“Clark Capital Management Group, Inc., located at 1650 Market Street, 53rd floor, Philadelphia, Pennsylvania  19103, serves as investment adviser to the Fund.  Subject to the authority of the Board of Trustees, the adviser is responsible for the overall management of the Fund's business affairs.  The adviser is responsible for selecting the Fund's investments according to its investment objective, polices, and restrictions.  The adviser was established in 1986 and serves individual investors, corporations, foundations, retirements plans and pooled investment vehicles such as the Fund.  In addition to the Fund, the adviser serves as investment adviser to three other mutual funds.  It has served as an investment adviser to mutual funds since 2010.  As of December 31, 2013, the adviser has approximately $2.8 billion in assets under advisement.”

Comment 16.

 Under the heading “How to Purchase Shares” the Class I minimum initial investment has been left blank.  In the Summary Prospectus, Registrant discloses that the minimum initial investment for Class I shares is $5,000.  Is there any uncertainty regarding the minimum initial investment, or is the $5,000 disclosed in the Summary Prospectus accurate?

Response.  The information has been finalized in the revised prospectus.  The minimum initial investment for Class I shares is $5,000.

STATEMENT OF ADDITIONAL INFORMATION:

Comment 18.

With respect to the Statement of Additional Information, if anything in the Statement of Additional Information might affect fund performance, volatility, or level of risk, or influence an investor’s decision to invest, disclose this information in the prospectus.  Conversely, please review the SAI to confirm there is not unnecessary disclosure relating to types of investments which the Fund does not intend to make.

Response.  Registrant has reviewed the disclosure in the SAI and confirms that there is no disclosure in the SAI which is not included in the prospectus that would materially affect Fund performance or is material to an investor’s investment decision.  Registrant believes the disclosures in the SAI are appropriate.

PRIOR PERFORMANCE OF INVESTMENT ADVISER

The revised prospectus includes prior performance of the Fund’s portfolio managers, with respect to all separately managed accounts which they manage that utilize the same investment strategy as the Fund.    The following disclosure has been added to the Prospectus:

Portfolio Managers’ Prior Performance Information

K. Sean Clark, CFA, David J. Rights, and Mason Wev, are responsible for managing other accounts for clients of the adviser, a portion of which are invested using the "Navigator Fixed Income Total Return Separate Account" methodology (the “FITR Accounts”).   This strategy employs the same features of the Fund's principal investment strategies including investment in fixed income securities, including (i) bills, (ii) notes, (iii) structured notes, (iv) bonds, (v) preferred stocks, (vi) any other debt or debt-related securities of any maturities, whether issued by U.S. or non-U.S. governments, agencies or instrumentalities thereof or corporate entities, and having fixed, variable, floating or inverse floating rates, (vii) fixed income derivatives including options, financial futures, options on futures and swaps, and (viii) underlying funds that invest primarily in fixed income securities, or (ix) other evidences of indebtedness, and may also invest in credit default swaps or credit default swap indexes, using the adviser's investment principals. Consequently, this fixed income total return strategy  is substantially similar to the strategy employed by the Fund. Messers. Clark, Rights and Wev have full discretionary authority over the selection of investments for the FITR Accounts, and they intend to use substantially the same goals and style of investment management in managing the Fund. The Fund will have substantially the same investment objective, policies and strategies as the FITR Accounts.

The information for the FITR Account Composite, which includes all accounts of the adviser that are substantially similar to the Fund, is provided to show the past performance of the FITR Account Composite as measured against the specified benchmark. The performance of the FITR Account Composite does not represent the historical performance of the Fund, and should not be considered indicative of future performance of the FITR Account Composite or the Fund.  Future results will differ from past results because of differences in future behavior of the various investment markets, in brokerage commissions, account expenses, the size of positions taken in relation to account size and diversification of securities, and the timing of purchases and sales, among other things.  In addition, the FITR Account Composite is not subject to certain investment limitations and other restrictions imposed by the 1940 Act and the Internal Revenue Code which, if applicable, might have adversely affected the performance of the FITR Account Composite during the periods shown. Performance of the Fund for future periods will definitely vary, and some months and some quarters will result in negative performance; indeed, some future years may have negative performance.

The adviser provided the information shown below and calculated the performance information. The FITR Account Composite’s returns shown include realized and unrealized gains plus income, including accrued income.  The performance is shown was calculated in accordance with the Global Investment Performance Standards (“GIPS”) and the net calculation includes the maximum fees and expenses (2.10%) applied to such accounts.  Gross performance, which does not include any fees or expenses is also provided separately. and.  Prospective shareholders should note that Class A shares of the Fund are subject to a sales load, which, if not waived by the Fund, adversely affects performance.  The FITR Accounts were not subject to a sales load.    Returns from cash and cash equivalents in the FITR Account Composite are included in the performance calculations, and the cash and cash equivalents are included in the total assets on which the performance is calculated.  The FITR Accounts were valued on a daily basis.

FITR Account Composite

Average Annual Total Returns

For the periods ended December 31, 2013

	1 Year	5 Years	Since Inception [1]
FITR Account Composite (net fees and expenses)[2,3]	2.29%	12.52%	8.35%
FITR Account Composite (gross)[2]	4.46%	14.89%	10.64%
Barclays US Corporate High Yield Bond Index[4]	7.44%	18.93%	8.34%
Barclays US Aggregate Bond Index[4]	-2.02%	4.44%	4.57%

1 The inception date for the FITR Account Composite is January 1, 2005.

2 As of December 31, 2013, the FITR Composite totaled $210,000,000.

3 Net returns were calculated in accordance GIPS and include the maximum account fees and expenses

4 The Barclays US Corporate High Yield Bond Index covers the U.S. dollar-denominated, non-investment grade, fixed- rate, taxable corporate bond market.  Securities are classified as high-yield if the middle rating of Moody’s, Fitch, and S&P is Ba1/BB+/BB+ or below.  The Barclays US Aggregate Bond covers investment grade bonds being traded in United States. Unlike a mutual fund, the Barclays indices do not reflect any trading costs or management fees.

Comparison of the Change in Value of a $10,000 Investment

The performance data quoted is historical for the FITR Account Composite and its benchmark indices, Performance for the FITR Accounts is provided both gross and net of fees and expenses equal to 2.10%.  This is not the performance of the Fund.  Past performance is no guarantee of future results.  The returns do not reflect the deduction of any taxes an account holder would have paid.  Returns greater than one year are annualized.  The inception date for the FITR Accounts is January 1, 2005.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Cassandra Borchers at (513) 352-6632 or JoAnn Strasser at (614) 469-3265

Very truly yours,

/Cassandra W. Borchers/

Thompson Hine LLP